EXHIBIT 99.1

Gilead holds 25.84% of Galapagos shares

Mechelen, Belgium; 9 January 2020; 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from Gilead Sciences, Inc.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 7 January 2020 from Gilead Sciences, Inc., who notified that certain changes occurred in the chain of intermediary companies through which Gilead holds its shares in Galapagos, more specifically that (i) on 27 December 2019, Gilead Biopharmaceutics US, LLC, a direct subsidiary of Gilead Sciences, Inc., acquired control over Gilead Biopharmaceutics Ireland UC, and that (ii) on 28 December 2019, Gilead Sciences Ireland UC, a direct subsidiary of Gilead Biopharmaceutics Ireland UC, acquired control over Gilead Therapeutics A1 Unlimited Company, an indirect subsidiary of Gilead Sciences, Inc., who holds 16,707,477 of Galapagos' voting rights, consisting of 16,707,477 shares. The 16,707,477 shares represent an increase of 500,000 share since Gilead’s last transparency notice on 11 November 2019, now amounting to 25.84% of Galapagos' currently outstanding 64,666,802 shares. Gilead Sciences Ireland UC thus crossed above the 25% threshold of Galapagos' voting rights by acquisition of control over Gilead Therapeutics A1 Unlimited Company on 28 December 2019.

The full transparency notification is available on the Galapagos website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) discovers and develops small molecule medicines with novel modes of action, three of which show promising patient results and are currently in late-stage development in multiple diseases. The Company's pipeline comprises Phase 3 through to discovery programs in inflammation, fibrosis, osteoarthritis and other indications. Galapagos' ambition is to become a leading global biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines. More information at www.glpg.com.

Galapagos Contacts
Investors:	Media:
Elizabeth Goodwin	Carmen Vroonen
VP IR	Senior Director Communications
+1 781 460 1784	+32 473 824 874

Sofie Van Gijsel	Evelyn Fox
Director IR	Director Communications
+32 485 19 14 15	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market and regarding miscellaneous provisions.